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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25
                                                  Commission File Number 0-15313

                           NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K   |_| Form 20-F   |_|  Form 11-K     |X|  Form 10-Q
               |_| Form 10-D   |_| Form N-SAR  |_|  Form N-CSR

         For Period Ended: September 30, 2005

|_| Transition Report on Form 10-K          |_|  Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_|  Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

              For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Savient Pharmaceuticals, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): One Tower Center, 14th Floor City, state and zip code: East Brunswick, New Jersey 08816

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has been unable to complete prior to November 9, 2005 all of the information required to be included in the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005 (the "September 20 Form 10-Q"). As previously announced, the Registrant received a Nasdaq Staff Determination Letter stating that the Registrant's common stock was subject to de-listing from The Nasdaq Stock Market because it did not timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2005. The Nasdaq Listing Qualifications Panel agreed to continue the listing of the Registrant's securities provided that the Registrant files its restated financial statements for the fiscal years ended December 31, 2002, 2003 and 2004 and Quarterly Report on Form 10-Q/A for the three months ended March 31, 2005, and Quarterly Report on Form 10-Q for the period ended June 30, 2005 by no later than December 26, 2005, and files its Quarterly Report on Form 10-Q for the period ended September 30, 2005 by no later than January 3, 2006.

         The Registrant is in the process of preparing restated financial statements and periodic reports and will then need to allow adequate time for its independent auditors to review such financial statements and periodic reports prior to their filing. While the Registrant has worked diligently to complete the restatement, the process is not complete and, accordingly, the Registrant could not have timely filed the September 30 Form 10-Q without unreasonable effort or expense.

         The Registrant's ability to complete the September 30 Form 10-Q is dependent on the completion of the restatement referred to above. The Registrant currently cannot estimate when it may file the September 20 Form 10-Q, but will do so as soon as practicable following resolution of the foregoing matter.

         This Form 12b-25 Notification of Late Filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this report regarding the Registrant's strategy, expected future financial position, results of operations, cash flows, financing plans, discovery and development of products, strategic alliances, competitive position, plans and objectives of management are forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "will" and other similar expressions help identify forward-looking statements, although not all forward-looking statements contain these identifying words. In particular, the statements regarding the possible continued listing of the Registrant's common stock on The Nasdaq Stock Market, the timing of the filing of the Registrant's Quarterly Reports on Form 10-Q for the periods ended June 30, 2005 and September 30, 2005, and the timing of the filing of restated financial statements for the years ended 2002, 2003 and 2004 are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Registrant's business and the biopharmaceutical and specialty pharmaceutical industries in which the Registrant operates. Such risks and uncertainties include, but are not limited to, the Registrant's ability to complete the restatement of its financial statements described above on a timely basis, delay or failure in developing Prosaptide, Puricase and other product candidates; difficulties of expanding the Registrant's product portfolio through in-licensing; introduction of generic competition for Oxandrin; fluctuations in buying patterns of wholesalers; potential future returns of Oxandrin or other products; the Registrant's continuing to incur substantial net losses for the foreseeable future; difficulties in obtaining financing; potential development of alternative technologies or more effective products by competitors; reliance on third-parties to manufacture, market and distribute many of the Registrant's products; economic, political and other risks associated with foreign operations; risks of maintaining protection for the Registrant's intellectual property; risks of an adverse determination in on-going or future intellectual property litigation; and risks associated with stringent government regulation of the biopharmaceutical and specialty pharmaceutical industries. The Registrant may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements, and you should not place undue reliance on the Registrant's forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that the Registrant makes. The Registrant's forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that the Registrant may make. The Registrant does not assume any obligation to update any forward-looking statements.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Philip K. Yachmetz, (732) 565-4705.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    |_|     Yes      |X|      No

         Quarterly Report on Form 10-Q for the period ended June 30, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_|     Yes      |X|      No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                          Savient Pharmaceuticals, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 10, 2005          By:    /s/ Philip K. Yachmetz
                                         -------------------------------------
                                  Name:  Philip K. Yachmetz
                                  Title: Senior Vice President of Corporate
                                         Strategy & General Counsel



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